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October 4, 2021

Mr. Brad Skinner

Office Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:          Southern Copper Corporation

Form 10-K for the Year Ended December 31, 2020

Filed February 26, 2021

File No. 001-14066

Dear Mr. Skinner:

On behalf of Southern Copper Corporation (the “Company,” “we” or “SCC”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our response to your letter dated September 20, 2021, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

1.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

We appreciate the Staff’s comments. In preparing its Form 10-K, the Company considered the indirect consequences of climate-related regulation or business trends and determined those consequences have not been material to the Company and its operations. We will continue to evaluate the impacts of climate-related regulation or business trends and will provide additional disclosure in future filings if those matters become or are reasonably expected to become material.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com

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Please note that Grupo Mexico S. A. de C. V. (“Grupo Mexico”), the indirect parent of SCC, has for more than 10 years issued annual sustainability reports under the Global Reporting Initiative (GRI) Standards. Grupo Mexico’s Sustainable Development Report 2020 includes information for all business divisions and subsidiaries, including information for the operations of SCC. The report, which you can access at https://www.gmexico.com/en/Pages/development.aspx, includes for the first time an analysis of climate-related risks and opportunities that are most important to the Company’s stakeholders. While not material for the periods presented in our Form 10-K and recognizing that climate change is one of the main challenges humanity faces, Grupo Mexico in 2020 began to align its internal practices to manage climate risks and for the first time reported climate risks and opportunities at Grupo México’s level under the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). Although we believe this is an excellent beginning, Peruvian climate change regulations today are mandatory only for governmental organizations. We have initiated a multi-year process to align our reporting for the Peruvian operations with the TCFD recommendations. The Company, in its Form 10-K, included a discussion of its responses to climate change regulations in both Peru and Mexico under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—CLIMATE CHANGE” as well as risk factors related to potential impacts of climate-related regulation such as “Environmental regulation, climate change and other regulations may increase our costs of doing business, restrict our operations or result in operational delays.”

SCC’s portfolio of products and services includes the production of copper, molybdenum, zinc, and silver, which are metals commonly used in different industries as indicated in our Form 10-K. We anticipate an increase in demand for those products, as they are essential in the manufacturing processes of technologies needed for migrating to low carbon economies (e.g. wind turbines, solar panels, and batteries). We expect the demand for copper – our main product – to grow due to its high conductivity properties, especially as regulations aimed at helping curb GHG emissions continue to develop.

Additionally, Grupo Mexico strives to reduce continuously the carbon footprint of its operations and products, in order to satisfy the growing demand from its stakeholders (including authorities, clients and investors, among others). Please refer to the Grupo Mexico Sustainable Development Report for more detailed information about Grupo Mexico’s climate-related goals.

SCC believes more stringent and ambitious climate-related business trends will indeed drive an increase in competition to develop innovative new products that result in lower emissions. Therefore, zero carbon copper could become a higher-value commodity further down the value chain as a way to help buyers achieve Scope 3 GHG emission reduction in their own processes and products.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com

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2.	If material, disclose the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

Please note that in 2020, Grupo Mexico conducted a physical scenario analysis in which the main potential impacts on the value chain identified for the scenario Representative Concentration Pathways (RCP) 8.5 were the following:

•	Increases in maximum high temperatures: (i) Interruptions or delays in the supply of key inputs and raw materials, particularly electricity, because of the increased power demand. (ii) Land transportation and distribution routes may be affected by melting asphalt.

•	Droughts: Competition for water resources, which could increase the cost of water or exacerbate community conflicts.

•	Extreme rainfall/ Flooding/ Tropical cyclones/ Extreme Sea levels: (i) Interruptions or delays in the supply of key inputs and raw materials. (ii) Transportation and distribution routes may be affected by damages to highways and train tracks.

Based on this analysis and other considerations, we do not believe weather-related impacts on our major customers or suppliers have been material. However, we appreciate the Staff’s comment and will continue to evaluate such impacts and, if warranted, will include additional disclosure in the future.

3.	Disclose with specificity the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational burdens, market trends that may alter business opportunities, credit risks, or technological changes. In this regard, we note that the CSR report provided by your parent, Grupo México S.A.B. de C. V., discusses how it expects to respond to the challenges of climate change and what operational and technological measures it intends to undertake to reduce its carbon footprint. Please tell us what consideration you gave to providing this type of disclosure in your SEC filing.

In preparing our Form 10-K, we considered potential impacts of transition risks related to climate change on our business, financial condition, and results of operations and determined that such impacts are not material at this time.

Grupo Mexico’s Sustainable Development Report 2020 represents its focus in a number of climate-related areas that are most important to its stakeholders (including authorities, clients and investors, among others), including potential effects of transition risks related to climate change on our business and operations. This was the first step taken by Grupo Mexico to start aligning its public reporting to the recommendations of the TCFD. Transition risks are primarily linked to regional characteristics, which is why the report includes an analysis of transition risks at country and/or regional level (rather than subsidiary level). As the Company does not believe such risks are material to the Company and its operations at this time, we respectfully submit that the climate-related transition risk disclosure in the Company’s Form 10-K is adequate and appropriate. We appreciate the Staff’s comment and will expand such disclosure, if material, in future filings.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com

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4.	Quantify any material increased compliance costs related to climate change.

We appreciate the Staff’s comment and will disclose any material compliance costs related to climate change in future filings.

For the moment, there are no material increased compliance costs related to regulations regarding climate change in the regions where we operate (Mexico and Peru). We expect compliance costs related to carbon taxes to increase in our Mexican operations as Mexico’s Emission Trading System enters into its operational phase in the near future. In its pilot phase, Grupo Mexico is participating with the metallurgic and lime plants of Sonora, as they are the only sites that have emissions above 100,000 TonCO2eq/year.

5.	If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

SCC had no material purchase or sale of carbon credits or offsets for the periods presented in its Form 10-K. We appreciate the Staff’s comment and will disclose the requested information, if material, in future filings.

Closing Comments

Should you have any questions about the responses in this letter, kindly contact our Chief Financial Officer, Mr. Raul Jacob at +(602) 264-1375 option 1 or our General Counsel, Mr. Andrés Ferrero at +511-512-0440 (ext. 3201).

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com

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